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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25
                                                         SEC FILE NUMBER
                                                             0-24872
                         NOTIFICATION OF LATE FILING

(Check One):
          [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
                 [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

                For Period Ended:       June 30, 1997
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
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* Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
*                                                                              *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


                       PHYSICIAN RELIANCE NETWORK, INC.
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Full Name of Registrant

                                     N/A
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Former Name if Applicable

                         5420 LBJ FREEWAY, SUITE 900
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Address of Principal Executive Office (Street and Number)

                             DALLAS, TEXAS  75240
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)


        The registrant recently hired a new chief financial officer who is reviewing the registrant's presentation of financial information. As announced publicly on August 7, 1997, such review resulted in a pre-tax charge to earnings of approximately $42 million for the quarter ended June 30, 1997. Because of this adjustment, the registrant requires additional time to complete preparation of the financial statements required by Form 10-Q.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Michael N. Murdock                 972                 392-8728
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               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     (See response to Part III)


                       PHYSICIAN RELIANCE NETWORK, INC.
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                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     August 14, 1997               By: /s/ MICHAEL N. MURDOCK
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                                                Chief Financial Officer